Filed by Office Depot, Inc.

Commission File No. 1-10948

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No. 1-05057

Date: May 30, 2013

May 30, 2013

Dear Associates,

I am writing today to let you know that last week we announced an important piece of news as we take the next steps in our proposed merger with OfficeMax.

The Boston Consulting Group (BCG), a global management consulting firm, has been selected by Office Depot and OfficeMax to provide integration support for the proposed merger. BCG has helped global and multinational clients integrate hundreds of mergers and acquisitions in the last five years.

This announcement marks a key milestone in the process of bringing our two great companies together and creating a world-class, global office solutions company.

With the support of BCG, we will pursue our objectives of ensuring a smooth and productive transition, appropriately managing risks, and capturing the maximum amount of synergies.

To manage the integration process and oversee planning for the merger, we have now established a steering committee and Integration Management Office and identified some of the required teams. Along with Ravi Saligram, President and CEO of OfficeMax, I will provide overall sponsorship and stewardship of the merger activities. The steering committee, which will act in the role of critical decision maker, is comprised of:

Office Depot	OfficeMax
Neil Austrian, Chairman and CEO	Ravi Saligram, President and CEO
Mike Newman, EVP and CFO	Bruce Besanko, EVP, CFO and CAO
Michael Allison, EVP, Human Resources	Steve Parsons, EVP and Chief Human Resources Officer
Elisa Garcia, EVP and General Counsel	Matt Broad, EVP, General Counsel and Chief Compliance Officer

Mike Newman and Bruce Besanko will co-chair the integration planning process and coordinate the overall effort. Vince Pierce, Senior Vice President Global Business Transformation for Office Depot, and Paul Hoelscher, Vice President Treasury and Corporate Development for OfficeMax, will co-lead the Integration Management Office and guide day-to-day integration design and planning.

The BCG team is working with the management teams from both companies to help define the priorities, vision, and guiding principles of the integration process. They will work closely with the integration leaders to establish a detailed integration plan that includes defining Day 1 priorities, preparing functional and synergy planning timelines, refining and establishing baseline and top-down synergies, conducting a culture assessment, and supporting the development of change management and communication plans.

We have already kicked off the integration process with meetings in Dallas and New York and took part in additional meetings at OfficeMax’s headquarters in Naperville, IL. Another round of meetings will take place shortly. Moving forward, meetings will alternate between headquarters locations as planning continues in the months ahead.

One of the first steps of the integration team was to define the Guiding Principles for the integration process that both Office Depot and OfficeMax agreed and aligned to. I wanted to share these principles with you. They include:

•	Maintain momentum in each current business and minimize disruption

•	Achieve synergy targets during the first 12 months following close

•	Deliver on all Day 1 requirements

•	Choose the best existing solution rather than introduce something new

•	Plan around delayed decisions rather than let them get in the way

•	Abide by FTC guardrails

•	Maintain our core values in the decisions we make and our communication

•	Treat all employees with respect and communicate what we can, when we can

Over the next few weeks, we will be identifying associates from different functions and departments who will serve on the integration team. These associates will be dedicated to merger planning full-time for the duration of the process.

I look forward to sharing additional news and milestones with you in the near future.

Thank you, as always, for your hard work and dedication to Office Depot.

Neil

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed merger of Office Depot, Inc. (“Office Depot”) with OfficeMax Incorporated (“OfficeMax”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT INFORMATION HAS BEEN AND WILL BE FILED WITH THE SEC

Office Depot has filed with the SEC a registration statement on Form S-4 that includes a preliminary Joint Proxy Statement of Office Depot and OfficeMax that also constitutes a preliminary prospectus of Office Depot. The registration statement has not yet become effective. Office Depot and OfficeMax plan to mail the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-7878, and will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800.

PARTICIPANTS IN THE SOLICITATION

Office Depot and OfficeMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Office Depot and OfficeMax in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Office Depot and OfficeMax in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and Amendment No. 1 on Form 10-K/A, which are filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 19, 2013, which are filed with the SEC.

OFFICE DEPOT SAFE HARBOR STATEMENT

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Office Depot, the merger and other transactions contemplated by the merger agreement, Office Depot’s long-term credit rating and its revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Office Depot, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of Office Depot’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the merger; the risks that the new businesses will not be integrated successfully or that Office Depot will not realize estimated cost savings and synergies; Office Depot’s ability to maintain its current long-term credit rating; unanticipated changes in the markets for its business segments; unanticipated downturns in business relationships with customers or their purchases from Office Depot; competitive pressures on Office Depot’s sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. Investors and shareholders should carefully consider the foregoing factors and the other risks and uncertainties that affect Office Depot’s business described in its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. Office Depot does not assume any obligation to update these forward-looking statements.